MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

T A B L E   O F   C O N T E N T S

Page

1.

OVERVIEW

2

2.

HIGHLIGHTS OF THE QUARTER ENDED SEPTEMBER 30, 2006

2

3.

OPERATIONS

2

4.

DEVELOPMENT

3

5.

EXPLORATION

4

6.

PRODUCTION

5

7.

RESULTS OF OPERATIONS

5

8.

LIQUIDITY

8

9.

CAPITAL RESOURCES

8

10.

SUMMARY OF QUARTERLY RESULTS

9

11.

OFF-BALANCE SHEET ARRANGEMENTS

10

12.

CRITICAL ACCOUNTING ESTIMATES

10

13.

RISKS AND UNCERTAINTIES

11

14.

NON-GAAP MEASURES

13

15.

OTHER MD&A REQUIREMENTS

14

16.

DISCLOSURE OF OUTSTANDING SHARE DATA

14

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

1.

Overview

Eldorado is a gold producer based in Vancouver, Canada.  The Company owns and operates the Sao Bento gold mine ("Sao Bento") in Brazil and the Kisladag gold mine ("Kisladag") in Turkey and is constructing the Tanjianshan gold mine ("Tanjianshan") in China.  We also explore for, or may acquire, mineral properties for exploration and possible development into gold mines.

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Eldorado Gold Corporation ("Eldorado", "we", or the "Company") for the year ended December 31, 2005 and the unaudited consolidated financial statements for the nine months ended September 30, 2006.  All dollar amounts in this MD&A are expressed in United States dollars unless stated otherwise.

This MD&A is prepared as of November 1, 2006.

2.

Highlights of the Quarter Ended September 30, 2006

During the quarter ended September 30, 2006, we:

•

had earnings of $0.02 per share,

•

commenced commercial production at our Kisladag gold mine in Turkey and produced 27,477 ounces at a cash operating cost of $218 per ounce,

•

commenced commissioning our Tanjianshan mine,

•

provided updated drill results for our Tanjianshan project in China, and

•

commenced a drill program at our Efemcukuru project in Turkey.

3.

Operations

Operations – Kisladag

During the third quarter of 2006, we mined and placed on the leach pad 1.98 million tonnes of ore at a grade of 1.26 grams of gold per tonne ("g/t Au").  Additionally, 0.8 million tonnes of waste were removed.  At September 30, 2006, the leach pad contained approximately 4.1 million tonnes at a grade of 1.07 g/t Au and by year end we expect to have placed a total of 5.8 million tonnes on the pad.

During the quarter ended September 30, 2006, we poured 27,477 ounces of gold.  Sales of gold amounted to 30,614 ounces during the quarter.  Cash operating cost at Kisladag was $218 per ounce for the quarter.  Planned 2006 production is approximately 70,000 ounces.

Phase 2 construction began during the quarter, along with the construction of three additional leach pad cells and the drilling of an additional water supply well.  The majority of the equipment needed for Phase 2 expansion is on site or is currently being fabricated.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

We held an official mine opening on  July 11, 2006,  attended by the Minister of Energy and Natural Resources, the Governor of Usak, the Canadian Ambassador to Turkey and other local and regional dignitaries, as well as the mine's employees and their families.

Operations – Sao Bento

At Sao Bento, we mined 81,269 tonnes of ore at a grade of 6.36 g/t Au during the quarter and produced 13,606 ounces of gold at a cash operating cost of $493 per ounce.  Production was adversely affected by lower grades as a result of increased dilution, metallurgical issues that decreased recovery, and reduced mining capacity as the number of available stopes decreased.

The Sao Bento operation generated positive cash flow of approximately $0.8 million during the quarter ended September 30, 2006, and has generated positive cash flow of approximately $1.8 million for the year to date.

Work on the detailed closure plan for Sao Bento began during the quarter.  We expect to have a budget and schedule for this plan available for management review in the fourth quarter of the year.  We expect to end commercial production at the Sao Bento gold mine near the end of 2006 or early 2007 and are currently reviewing alternatives regarding the future of the assets at our mine.

In September, we sold the main electrical substation at Sao Bento for proceeds of $1.8 million.

4.

Development

Development – Efemcukuru

In the third quarter we initiated a drilling program at Efemcukuru using two Company-owned drill rigs and one contractor rig.  This drilling program is designed to convert inferred resources into measured and indicated resources, and to test the potential at depth of this system.

Based on recent drilling, we have elected to expand the Efemcukuru drilling program with the objective of enhancing resources.  As a result of this extension, we expect to complete our feasibility study in April 2007.

Development – Tanjianshan

At our Tanjianshan mine, construction of Stage 1 of the process plant is nearing completion.  All major equipment and the majority of the first fill reagents are now on site.  Polyethylene ("HDPE") lining of both the oxide tailings dam and concentrate storage dam is complete.  The tailings lines have been installed.  The site substation is now tied in to the Chinese national grid with the completion of the 110 kilovolt substation at Yucha in July.  Mechanical installation of the semi-autogenous grinding mill ("SAG mill") is complete, and instrument configuration is ongoing.  Specialist personnel are on site for the set up and commissioning of the plant computer control system, motor control centers, and SAG mill main drive.  The carbon-in-leach, sulphide flotation circuit, and cyanide detoxification circuits all largely complete.  Elution circuit and gold room works are continuing.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Construction costs are forecast to be approximately $67 million.

Mining activities continue to center on the Qinlongtan ("QLT") pit.  Delivery of the mining fleet equipment is complete except for some support vehicles.  Twenty-four hour operation with the newly trained Chinese operators has commenced.

Subsequent to quarter end, there was a small fire in a section of the process plant during construction.  Start up of the Tanjianshan mine is expected in November 2006.

5.

Exploration

Exploration – Brazil

Third quarter activity at the Vila Nova gold project consisted of trenching and channel sampling over the Gaivotas West and Guaxeba pit areas, and diamond drilling, completing 18 holes in the quarter.  We commissioned and executed a third party structural geology review, to better understand the relationship between the complex structural geology and gold mineralization at the Vila Nova project.  Drill testing using the three contract diamond drill rigs continued through October, with the location of planned holes honoring the recommendations and conclusions of the structural review.

Exploration – Turkey

Third quarter activity on our Turkish properties consisted of mapping and sampling activities.  We wound down our activities at Mahmur Tepe following completion of the diamond drill program.  The lack of available drill rigs in Turkey will likely cause us to postpone our planned work at our Koyulhisar project into 2007.  We continued reconnaissance work  on our other concessions.

Exploration – China

We completed the bulk of the planned exploration work at our Tanjianshan licenses this quarter.  The diamond drilling focused on infill and near deposit areas at Jinlonggou and Qinlongtan, and we drilled 58 holes.  Mapping and surface sampling took place in the Longbaigou– Huanglvgou target region, an area that lies between the Jinlonggou and Qinlongtan deposits.  We conducted induced polarization ("IP") geophysical surveys in this area, and drilled six holes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

6.

Production

	2006 Q3	2006 Q2	2006 Q1	2006 YTD	2005 Q4	2005 Q3	2005 Q2	2005 Q1
TOTAL GOLD PRODUCTION
Ounces produced	41,082	25,035	19,111	85,228	16,212	18,842	14,932	14,311
Cash operating cost ($/oz) [4]	309	378	421	354	433	368	434	403
Total cash cost ($/oz) [2,4]	315	388	429	361	442	377	440	413
Total production cost ($/oz) [3,4,5]	364	463	438	392	610	494	579	589
Realized price ($/oz sold)	620	615	549	605	486	435	425	428

SAO BENTO GOLD MINE
Ounces produced	13,605	18,163	19,111	50,879	16,212	18,842	14,932	14,311
Tonnes to mill	81,869	90,024	93,626	265,519	73,057	90,074	80,244	67,328
Grade (grams/tonne)	6.38	7.23	6.99	6.88	7.85	7.69	6.93	8.31
Cash operating cost ($/oz) [4]	493	429	421	443	433	368	434	403
Total cash cost ($/oz) [2,4]	506	441	429	454	442	377	440	413
Total production cost ($/oz) [3,4]	525	463	438	470	610	494	579	589

KISLADAG GOLD MINE [5]
Ounces produced	27,477	6,872	n/a	34,349	n/a	n/a	n/a	n/a
Tonnes to leachpad (thousands)	1,932	1,548	286	3,766	n/a	n/a	n/a	n/a
Grade (grams/tonne)	1.23	0.96	0.86	1.09	n/a	n/a	n/a	n/a
Cash operating cost ($/oz) [4]	218	242	n/a	223	n/a	n/a	n/a	n/a
Total cash cost ($/oz) [2,4]	220	247	n/a	225	n/a	n/a	n/a	n/a

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this MD&A.

5

The Kisladag gold mine commenced commercial production on July 1, 2006.

7.

Results of Operations

Net income for the quarter

The Company reported net income for the quarter ended September 30, 2006, of $5.2 million, or $0.02 per share, and a net loss of approximately $2.0 million, or ($0.01) per share, for the nine months then ended.  This compares with a net loss of $6.5 million in the third quarter of 2005.

The consolidated net income for the quarter ended September 30, 2006, results from increased revenues on gold sales (driven both by increased production and higher gold prices), increased interest revenues, and a foreign exchange gain resulting primarily from Canadian dollars on hand,

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

offset by increased exploration activities and administrative expenses, as compared to the previous quarter ended June 30, 2006.

Revenues

Our revenues consist primarily of sales of gold bullion that we sell to a number of large institutions, or on the open market at the Turkish Gold Exchange.  Other sources of revenue include interest earned on funds on deposit.

GOLD SALES

During the quarter ended September 30, 2006, we sold 46,238 (quarter ended June 30, 2006 – 17,906) ounces of gold at an average price of $620 (quarter ended June 30, 2006 – $615) per ounce, compared to 21,057 ounces at an average price of $435 per ounce during the quarter ended September 30, 2005.

Gold prices have been increasing over the past two years.  The spot gold price increased from an average of US$410 per ounce in 2004 to US$445 per ounce in 2005.  The spot gold price has further increased in 2006, averaging US$601 per ounce to the end of September 2006.

Interest and other income

The Company earned approximately $2.0 million from interest during the quarter ended September 30, 2006 (quarter ended June 30, 2006 – $2.3 million; quarter ended September 30, 2005 – $1.4 million).  These increases over last year result from having greater funds on deposit, due primarily to the equity financing completed in February 2006.

Expenses

OPERATING COSTS

Operating costs during the quarter ended September 30, 2006 of $15.0 million (quarter ended June 30, 2006 – $8.6 million; quarter ended September 30, 2005 – $9.5 million) were higher due mainly to increased production and sales.

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

At December 31, 2005, the Sao Bento gold mine was written down to its estimated salvage value.  Consequently there is no DD&A charge in respect of Sao Bento in 2006.

Due to the commencement of commercial production at our Kisladag mine during this quarter, we recorded DD&A expense of $1.8 million (quarter ended June 30, 2006 – nominal amount; quarter ended September 30, 2005 – $2.5 million).  The DD&A in 2005 was related solely to our Sao Bento mine.

As the Tanjianshan gold mine enters into production in the coming quarters, we will incur additional DD&A charges related to that mine.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

GENERAL AND ADMINISTRATIVE

General and administrative costs of $4.2 million for the quarter ended September 30, 2006 (quarter ended June 30, 2006 – $3.6 million; quarter ended September 30, 2005 – $3.6 million) have increased due to our continued growth, as well as our Sarbanes Oxley compliance work, and increased travel and related costs associated with supporting our international operations.

EXPLORATION EXPENSE

Exploration expense for the quarter ended September 30, 2006 was $3.6 million (quarter ended June 30, 2006 – $3.2 million; quarter ended September 30, 2005 – $2.6 million).  The increase over the compared periods results from greater exploration activity in Brazil, Turkey, and China.

Exploration activities continue in Brazil and at our various exploration holdings in Turkey.  We continue to evaluate these and other projects, and to advance a pipeline of projects in these and other countries.  Eldorado has budgeted $14.0 million for exploration activities in 2006.

INTEREST EXPENSE

Interest expense in the third quarter was $0.7 million (quarter ended June 30, 2006 – nominal amount), and was nominal in 2005.  The interest on the Revolving Credit Facility (see "Capital Resources") had been capitalized to June 30, 2006; however, once the Kisladag gold mine began commercial production in July 2006, we began recording interest expense of approximately $0.7 million per quarter.

Interest expense in future quarters will increase by a further approximately $0.1 million per quarter due to our loan from the China Construction Bank.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation ("SBC") expense for the quarter ended September 30, 2006 was $0.6 million (quarter ended June 30, 2006 – $0.1 million; quarter ended September 30, 2005 – $0.1 million).  SBC expense depends on the number of options granted, the vesting provisions associated with such grants and the underlying value of each individual grant.  Consequently, SBC expense typically varies considerably from quarter to quarter, depending on these factors.  SBC expense is a non-cash item.

FOREIGN EXCHANGE (GAIN) LOSS

At September 30, 2006, we held a substantial portion of our funds in currencies other than our reporting currency, the United States dollar (see "Capital Resources").

INCOME TAXES

A future income tax ("FIT") recovery of $0.2 million was recorded during the quarter ended September 30, 2006 (quarter ended June 30, 2006 – recovery of $0.3 million; quarter ended September 30, 2005 – expense of $0.4 million).

The FIT expense or recovery relates to a foreign FIT liability, which is denominated in Brazilian reals.  The strengthening of the real against the US dollar since year-end has resulted in a net FIT expense of $1.0 million for the year to date.

The future income tax provision is long term in nature, and has no immediate effect on cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

8.

Liquidity

At September 30, 2006, we held $81.1 million in cash and short-term deposits and a further $65.0 million in two reserve accounts, which offset our debt of $61.3 million (June 30, 2006 – $51.1 million).  The Company remains unhedged.

As of September 30, 2006, Tuprag, a wholly owned subsidiary of the Company, had drawn $50.0 million on its loan from HSBC Bank (the "Tuprag Loan") (see "Capital Resources" below, and note 4(b) of the September 30, 2006, financial statements).

In September 2006, a subsidiary of the Company, Qinghai Dachaidan Mining Limited ("QDML"), entered into a loan agreement with the China Construction Bank (the "CCB Loan") in the amount of 80 million Chinese renminbis, and fully drew against this loan (see "Capital Resources" below, and note 4(c) of the September 30, 2006, financial statements).

Pursuant to the acquisition of Afcan Mining Corporation ("Afcan") in September 2005, we assumed certain non-interest-bearing loans.  We expect to repay the remaining balance, of approximately $1.1 million, in annual installments over the next four years.

The Company has no long-term debt other than the Tuprag Loan, the CCB Loan, and Afcan-related loans described above.  The capital lease obligations relate to routine office equipment leases.

The Company’s contractual obligations at September 30, 2006, comprise:

	Remainder of 2006	2007	2008	2009	2010	2011+
Long term debt	$ 1,217	$ 12,189	$ 360	$ 139	$ –	$ –
Capital leases	32	36	36	–	–	–
Operating leases and property expenditures	1,258	1,057	1,057	1,057	1,057	3,286
Purchase obligations	27,794	49,229	12,205	12,230	11,829	1,952
Totals	$ 30,301	$ 62,511	$ 13,658	$ 13,426	$ 12,886	$ 5,238

The Company has long term debt of $50 million relating to the Revolving Credit Facility.  Repayments under this revolving credit facility are not listed in the above totals as the Company expects to renew each tranche as it matures.

Purchase obligations in 2006 of $27.8 million relate to construction activities at the Kisladag and Tanjianshan mines, and include the costs of a contract mining company.  Purchase obligations from 2006 through to 2008 include energy and oxygen contracts (totalling $1.9 million) at the Sao Bento mine, and equipment purchases and other contracts (totalling $46.7 million) at the Kisladag mine.  Property expenditures for 2006 relate to land fees and contractual exploration for the Vila Nova project iron ore project and the Tanjianshan mine.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

9.

Capital Resources

Cash and working capital

At September 30, 2006, the Company had working capital of approximately $107.3 million, as compared to $30.5 million at December 31, 2005.

Revolving Credit Facility

In April 2005, a wholly-owned subsidiary of the Company, Tuprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi ("Tuprag"), entered into a $65 million Revolving Credit Facility (the "Revolving Credit Facility") with HSBC Bank USA, National Association ("HSBC Bank").

During the period ended September 30, 2006, the Revolving Credit Facility was split into two portions – $50 million was used as security for the Tuprag Loan, and $15 million was used as security for the CCB Loan.

As at September 30, 2006, the total debt outstanding by Tuprag to HSBC Bank (the "Tuprag Loan") was $50 million with interest fixed at LIBOR plus 1.25% on the date of the draw.  The Company has drawn this $50 million in four tranches at a weighted average interest rate of 6.00%.  Each tranche typically has a maturity of approximately 13 months.  The Company expects to renew all scheduled repayments as they arise.

In September 2006, a subsidiary of the Company, Qinghai Dachaidan Mining Limited ("QDML"), entered into a loan agreement with the China Construction Bank (the "CCB Loan") in the amount of 80 million Chinese renminbis.  The CCB Loan bears interest at a fixed rate of 5.814% per annum payable quarterly, and matures on September 20, 2007.

Equity

At September 30, 2006, the Company had 340.9 million common shares issued and outstanding.  There have been no material changes to the number of shares outstanding since September 30, 2006 to the date of this MD&A.

The Company has sufficient capital resources to meet its current contractual obligations and financial obligations as they come due, and mine expansion plans as previously announced.

10.

Summary of Quarterly Results

(US$000's)	2006-Q3	2006-Q2	2006-Q1	2005-Q4	2005-Q3	2005-Q2	2005-Q1	2004-Q4
Total revenue	$ 30,723	$ 13,265	$ 9,428	$ 9,239	$ 10,522	$ 6,154	$ 7,882	$ 9,560
Net income (loss)	5,199	215	(7,456)	(22,599)	(6,507)	(11,063)	(8,957)	(10,263)
Net income (loss) per share – basic	$ 0.02	$ 0.00	$ (0.02)	$ (0.08)	$ (0.02)	$ (0.04)	$ (0.03)	$ (0.04)
Net income (loss) per share – diluted	$ 0.02	$ 0.00	$ (0.02)	$ (0.08)	$ (0.02)	$ (0.04)	$ (0.03)	$ (0.04)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

11.

Off-Balance Sheet Arrangements

None.

12.

Critical Accounting Estimates

The Company's accounting policies are presented in note 2 of the most recent annual consolidated financial statements.  The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates.  Such estimates may have a significant impact on the financial statements.  These include:

•

the estimation of mineral resources and reserves,

•

the carrying values of mineral properties,

•

the future price of gold and foreign exchange rates,

•

the carrying values of property, plant and equipment,

•

the valuation of stock-based compensation expense, and

•

expected site restoration costs.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards.  These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters.  Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

We estimate the future price of gold based on historical trends and published forecasted estimates.  Our five-year plan currently assumes gold prices ranging from $475 to $400 per ounce over that period.

 Recoverable values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Operating costs

We report our operating costs in accordance with the Gold Institute Standard.  Future operating costs include estimates of foreign currency exchange rates and inflation trends.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Stock-based compensation expense

From time to time, the Company grants share purchase options to directors, employees and service providers.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.  This model, and other models that are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates.  Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards.  The estimated costs of these reclamation activities depend on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards.  We also estimate expected mine closure dates and interest rates when determining the provision for site restoration costs.  Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

13.

Risks and Uncertainties

Gold price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining.  Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar compared to other major currencies, global and regional demand and political and economic conditions.  Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value.  Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration.  Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.  Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process.  We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest.  Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado,

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

there can be no assurance that such title will ultimately be secured on every property.  The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and operations

The business of gold mining involves many operational risks and hazards.  Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects.  We also maintain adequate insurance to cover normal business risk.

As we currently have only two producing gold mines, any adverse development affecting the Kisladag and Sao Bento gold mines may have a negative impact on our financial performance.

We also rely on a number of key employees.  Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions may require additional capital.  Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means.  There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety.  We must obtain governmental permits and provide associated financial assurance to carry on certain activities.  We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters.  These laws and regulations are subject to change, which may restrict our ability to operate.  We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Legal proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business.  Details of the Company's legal proceedings are contained in our annual financial statements and associated management’s discussion and analysis.  We cannot predict the outcome of these legal proceedings with certainty.

Currency fluctuations

We operate in numerous countries – including Canada, Brazil, Turkey and China – and we are therefore affected by currency fluctuations in these jurisdictions.

Political risk

Eldorado conducts operations in a number of countries outside of North America.  These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

14.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian generally accepted accounting principles ("GAAP"), as well as some non-GAAP performance measures.  Because non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies.  We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance.  Accordingly, such non-GAAP measures are intended to provide additional information and should not be considered in isolation, or as a substitute for measures of performance prepared in accordance with GAAP.  We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

(US$000's, except $/oz figures)	2006 Q3	2006 Q2	2006 Q1	2006 YTD
Cash operating cost
Operating costs	$ 15,022	$ 8,574	$ 7,747	$ 31,343
Royalty expense and production taxes	(252)	(204)	(156)	(612)
Inventory adjustments	(1,640)	1,901	1,451	1,712
FV of stock option grants	(177)	(33)	(33)	(243)
Expense of contractual severance costs	(344)	(344)	(344)	(1,032)
Expense of certain capital costs	98	(436)	(628)	(966)
Cash operating cost	$ 12,708	$ 9,458	$ 8,037	$ 30,203

Gold ounces produced	41,082	25,035	19,111	85,228

Cash operating cost per ounce	$ 309	$ 378	$ 421	$ 354

15.

Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

16.

Disclosure of Outstanding Share Data

The following details the share capital structure as at November 1, 2006, the date of this MD&A.  These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Equity type	Weighted average exercise price (Canadian dollars)	Total
Common shares		340,892,847

Share purchase options	C$ 3.89	7,439,539

Warrants	C$ 2.44	92,308

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements made in this document may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario).  Such forward-looking statements or information include, but are not limited to, statements or information with respect to unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Specific reference is made to "Forward-Looking Statements and Risk Factors" in our Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements include statements regarding the expectations and beliefs of management.  Such factors include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; the speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and Form 40-F dated March 23, 2006 and Annual Information Form dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the US.